

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2025

Manish Jhunjhunwala
Chief Executive Officer
WinVest (BVI) Ltd.
125 Cambridgepark Drive, Suite 301
Cambridge, MA 02140

Enrico Dal Monte
Chief Executive Officer
Xtribe (BVI) Ltd.
37-38 Long Acre
London X0 WC2E 9JT

> **Re: WinVest (BVI) Ltd.**
> **Xtribe (BVI) Ltd.**
> **WinVest Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted December 16, 2024**
> **CIK No. 0002036162**

Dear Manish Jhunjhunwala and Enrico Dal Monte:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 28, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1.   We note your revised disclosure in response to prior comment 2. Please further revise to state whether this compensation and securities issuance may result in a material

dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction. Refer to Item 1604(a)(3) of Regulation S-K.

Dilution, page 37

2.   Please revise your dilution tabular information to give effect to the 233,555 shares of stock redeemed in relation to the December 2024 extension meeting. In addition, please revise throughout your filing where you discuss dilution, share ownership, redemptions, etc. to give effect to the 233,555 shares of Public Stock certain public stockholders elected to redeem in relation to the December 2024 Extension Meeting.

3.   We note the inclusion of the PIPE Financing in your unaudited pro forma financial information on page 180, but you disclose it outside the dilution table as a potential source of dilution. Please explain why the PIPE Financing is treated differently in these two instances, since adjustments presented in compliance with Article 11 of Regulation S-X requires transaction adjustments to the pro forma financial information to be probable or consummated transactions.

4.   Please expand your discussion under "Model and Methods Necessary to Understand the Tabular Disclosure" to explain why you do not believe the items disclosed outside the dilution table are probable.

Company Valuation at each Redemption Level, page 37

5.   Please tell us and disclose how you calculated the valuation of New WINV under each redemption scenario. Refer to Item 1604(c)(1) of Regulation S-K and SEC Release No. 33-11265, including page 115.

Proposal 2 - The Business Combination Proposal
Background of the Business Combination
Xtribe, page 108

6.   We note your response to prior comment 36. Please revise your disclosure to discuss the financing fee Chardan is entitled to receive from Xtribe in greater detail for sufficient context. For example, we note that it is anticipated to be a minimum of $500,000; however, it is not clear what the maximum may be or how this fee is calculated.

7.   We note your response to prior comment 37, including the statement that "the implied equity value of approximately $141 million referenced in the joint press release dated May 9, 2024 should not be viewed as a valuation of New WINV but is a mathematical calculation based on certain assumptions, including the conversion of the aggregate maximum amount of conversion shares pursuant to the Business Combination Agreement." Please revise your disclosure to briefly discuss why this mathematical calculation was determined to be the appropriate measure of consideration as opposed to other methodologies, including valuation methods in connection with the acquisition of Xtribe.

8.   We note your response to prior comment 38 and reissue in part. As applicable, please also disclose whether the parties intend to provide any valuations or other material information about WinVest, Xtribe, or the Business Combination transaction to potential PIPE investors that are not expected to be disclosed publicly.

<u>Benefits and Detriments of the Business Combination, page 119</u>

9.   We note your response to prior comment 41. Please revise the table here to account for the PIPE Financing.

<u>Anticipated Liquidity Position of New WINV, page 121</u>

10.   We note your response to prior comment 26. For appropriate context, please further revise this section to make clear that the PIPE proceeds are not certain, you may not be successful in securing funds from the issuance of the PIPE Shares and the current status of the PIPE transaction, generally. We note that you disclose elsewhere that you are currently in the process of negotiating the PIPE transaction.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 178</u>

11.   Please revise your pro forma information to give effect to the 233,555 shares of stock redeemed in relation to the December 2024 extension meeting as a transaction accounting adjustment.

<u>2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 184</u>

12.   Please tell us in detail how you derived the WinVest public stockholder shares of 1,258,999.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Matthew L. Fry
        Giovanni Caruso